Exhibit 99.1

News Release

April 25, 2019

Turquoise Hill Responds to SailingStone

Turquoise Hill Resources Ltd. (“Turquoise Hill”) today responded to a recent open letter to shareholders from SailingStone Capital Partners LLC (“SailingStone”).

“The Board greatly values the views of our shareholders and the input that we receive from them,” said Peter Gillin, the independent Chair of Turquoise Hill’s Board of Directors. “The Board actively considers the interests of shareholders in all of its actions and when shareholders provide feedback, the Board listens.”

“The independent directors have engaged extensively with SailingStone and other major shareholders and have always been responsive to feedback, including from SailingStone,” continued Mr. Gillin. “In the past two years, the Board has enhanced its corporate governance practices as a result of such feedback.”

Examples of the enhancements to Turquoise Hill’s corporate governance implemented by the independent directors include:

•	Hiring a new CEO in 2018 who is a direct employee of Turquoise Hill and reports exclusively to the Board.

•	Committing to directly employ certain other senior officers in the future, rather than have them seconded by Rio Tinto, the majority shareholder of Turquoise Hill.

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Increasing direct participation by Turquoise Hill management in Oyu Tolgoi matters, including in various Oyu Tolgoi working groups that are interacting with the Government of Mongolia and in Oyu Tolgoi cost and schedule reviews.

•	Establishing a joint project management office with Rio Tinto and Oyu Tolgoi as an additional mechanism to facilitate sharing of information.

•	Implementing a long-term incentive plan exclusively in Turquoise Hill share-based compensation to align our executives’ compensation with the interests of all shareholders.

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Adopting formal shareholding guidelines requiring named executive officers and the independent directors to accumulate a meaningful equity interest in Turquoise Hill over a five-year period and three-year period, respectively.

•	Implementing a formal shareholder engagement policy which encourages and facilitates dialogue with all Turquoise Hill shareholders.

Like SailingStone, the Board wants to see Oyu Tolgoi’s underground mine built safely and quickly. And like SailingStone, the Board is frustrated with the performance of Turquoise Hill’s shares.

The Board has four excellent independent directors who form a majority of the Turquoise Hill Board and who have the necessary experience, skills and industry knowledge to serve the best interests of Turquoise Hill, including serving the best interests of all shareholders:

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Peter Gillin joined the Board in May 2012. He previously served as Chief Executive Officer of several public mining companies in Canada and before that was a prominent investment banker. As Chair, he has actively supported the Board’s enhanced corporate governance initiatives, including those listed above.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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Russ Robertson joined the Board in June 2012 and has a distinguished career in the financial sector, having served as the CFO of BMO Financial Group. He has over 35 years of experience as a Chartered Professional Accountant. Mr. Robertson’s financial expertise and knowledge of compensation and human resources matters are an asset to the Board, particularly as it continues to build independent incentive compensation plans for Turquoise Hill executives.

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James Gill joined the Board in November 2014. Mr. Gill is a member of the Canadian Mining Hall of Fame, having founded Aur Resources in 1981 and grown the company into a world-class international mining operation that was ultimately sold for over $4 billion. Mr. Gill’s experience as a geologist, founder and CEO, and his experience in complex mining operations, including the development and/or operation of nine mines during his career with Aur, are invaluable to the Board.

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Maryse Saint-Laurent joined the Board in January 2017. Ms. Saint-Laurent has a strong background in corporate governance, public market and project finance, corporate and securities law, as well as executive compensation, experience she acquired as a senior executive in the capital-intensive energy industry. Ms. Saint-Laurent has played a prominent role in restructuring Turquoise Hill’s compensation practices and in negotiating changes to the secondment arrangements between Turquoise Hill and Rio Tinto.

This strong team of independent directors is highly focused on realizing long term value for all of our shareholders and has been effective in advocating for enhancements to governance and management independence.

Consistent with best practices, the Nominating and Corporate Governance Committee of the Board evaluates annually the Board’s succession plans in line with the strategic needs of Turquoise Hill. The Board has adopted term limits for directors in order to ensure board renewal. The Nominating and Corporate Governance Committee uses a skills matrix, which it reviews annually and considers as part of its Board renewal and succession planning process to identify potential nominees who possess the skills and expertise required to make meaningful contributions to the Board and to guide Turquoise Hill forward in its strategy. As part of this process, the Board welcomes, and the Committee would give due consideration to, any qualified candidates that shareholders bring to the Board’s attention.

The Company urges shareholders to support the Board, including all of the independent directors, at the forthcoming annual meeting.

Information About the Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m., Eastern Time, on May 14, 2019, in Saint-Laurent 5 of Hôtel Bonaventure Montréal, located at 900 Rue de la Gauchetière Ouest, Montréal, Québec, Canada.

If you are a registered shareholder, to ensure your vote is counted, we encourage you to complete, date and execute the form of proxy that you received in your meeting materials and deliver it by no later than 5:00 pm (Eastern Time) on May 10, 2019 by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Shareholders holding shares through a broker or other intermediary are encouraged to follow the instructions sent to them by their broker or other intermediary to ensure that their votes are counted. Should any shareholder have any questions about voting their shares, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-866-229-8214 or by email at contactus@kingsdaleadvisors.com. The Company has engaged Kingsdale Advisors to assist Turquoise Hill in the solicitation of proxies in respect of the Annual Meeting. In connection therewith, Kingsdale Advisors will receive a base fee of $55,000 for proxy solicitation services as well as additional fees for telephone calls and the reimbursement of certain out-of-pocket expenses, which will be borne by the Company.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Contact

Investors and Media

Ed Jack

+ 1 604 562 7436

ed.jack@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill

Turquoise Hill (TRQ: TSX, NYSE, NASDAQ) is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 13, 2019 in respect of the year ended December 31, 2018 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decision.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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